EXHIBIT 1

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:
Steven M. Goldschein
516-608-7000

SYSTEMAX REPORTS 6.9% SECOND QUARTER SALES INCREASE

PORT WASHINGTON, NY, August 12, 2003 - Systemax Inc. (NYSE:SYX), a leading manufacturer and distributor of PC hardware, related computer products and industrial products in North America and Europe, today announced results for the second quarter and six months ended June 30, 2003.

Net sales for the second quarter increased 6.9% to $388.8 million compared to $363.8 million in the year ago quarter. Sales in North America grew 6.1% as a result of increased sales in the consumer sector. Sales in Europe increased 8.2%; excluding the positive impact of a weaker U.S. dollar European sales for the second quarter decreased 8.5% from the same period a year ago. For the quarter, the Company incurred a net loss of $1.9 million or $.05 per diluted share, after a $2.6 million charge for goodwill impairment in connection with the contractually required purchase of the minority interest in the Company’s Netherlands subsidiary. Income from operations for the second quarter would have been $1.8 million excluding the goodwill impairment write-off. In the second quarter of 2002, income from operations was $300,000 before $14.6 million of restructuring and other charges and the Company had a net loss of $8.8 million or $.26 per diluted share.

For the six months ended June 30, 2003, net sales increased 5.1% to $815.3 million compared to $776.0 million in the year-ago period. Net income for the six months was $3.2 million or $.09 per diluted share compared to a net loss of $59.2 million or $1.74 per diluted share a year ago. Last year’s results include an after tax charge for goodwill impairment of $51 million.

Richard Leeds, Chairman and Chief Executive Officer, said “During the second quarter, despite difficult conditions in the markets we serve, sales grew primarily because of our success in the consumer sector and our e-commerce activities. We are pleased that this is our third consecutive quarter of operating income, excluding the effect of the goodwill impairment write-off. We are also pleased to note that our strong financial position was further improved in the quarter by the generation of $10 million in cash. We continue to focus on cost controls and carefully watch business conditions in all our markets and their sectors”.

Systemax Inc. (www.systemax.com) has developed an integrated system of branded e-commerce web sites, direct mail catalogs, infomercials and relationship marketers to sell PC hardware, related computer products and industrial products in North America and Europe. Systemax is a Fortune 1000 company.

                                                        SYSTEMAX INC.
                                      Condensed Consolidated Statements of Operations
                                    (In thousands, except per share and share amounts)

                                                         Three Months Ended                     Six Months Ended
                                                              June 30,                              June 30,
                                                  ----------------------------------  -------------------------------------
                                                             2003              2002               2003                2002
                                                  ----------------  ----------------  -----------------   -----------------
Net Sales                                                $388,798          $363,771           $815,259            $776,031
Cost of Sales                                             325,273           301,832            679,256             640,244
                                                  ----------------  ----------------  -----------------   -----------------
Gross Profit                                               63,525            61,939            136,003             135,787
Selling, General and Administrative Expenses               61,682            61,678            125,483             134,408
Restructuring and Other Charges                                              14,603                112              14,736
Goodwill Impairment                                         2,560                                2,560
                                                  ----------------  ----------------  -----------------   -----------------
Income (Loss) From Operations                                (717)          (14,342)             7,848             (13,357)
Interest And Other Expense, Net                               319               227                533                 240
                                                  ----------------  ----------------  -----------------   -----------------
Income (Loss) Before Income Taxes                          (1,036)          (14,569)             7,315             (13,597)
Provision (Benefit) For Income Taxes                          828            (5,742)             4,144              (5,355)
                                                  ----------------  ----------------  -----------------   -----------------
Income (Loss) Before Cumulative Effect of Change           (1,864)           (8,827)             3,171              (8,242)
   in Accounting Principle, net of tax
Cumulative Effect of Change in Accounting
   Principle, net of tax                                                                                           (50,971)
                                                  ----------------  ----------------  -----------------   -----------------
Net Income (Loss)                                         $(1,864)          $(8,827)            $3,171            $(59,213)
                                                  ================  ================  =================   =================

Net Income (Loss) Per Common Share, Basic and
   Diluted:
Income (Loss) Before Cumulative Effect of Change
   in Accounting Principle, net of tax                      $(.05)            $(.26)              $.09               $(.24)
Cumulative Effect of Change in Accounting
   Principle, net of tax                                                                                             (1.50)
                                                  ----------------  ----------------  -----------------   -----------------
Net Income (Loss)                                           $(.05)            $(.26)              $.09              $(1.74)
                                                  ================  ================  =================   =================

Weighted Average Common And Common Equivalent Shares:
Basic                                                  34,108,149        34,104,290         34,106,230          34,104,290
                                                  ================  ================  =================   =================
Diluted                                                34,108,149        34,104,290         34,312,032          34,104,290
                                                  ================  ================  =================   =================

                                        SYSTEMAX INC.
                             Condensed Consolidated Balance Sheet
                                        (In thousands)

                                                                         As of
                                                                     June 30, 2003
                                                                     ---------------
CURRENT ASSETS:
Cash and cash equivalents                                                   $52,255
Accounts receivable, net                                                    142,698
Inventories                                                                 105,689
Prepaid expenses and other current assets                                    33,974
                                                                     ---------------
Total Current Assets                                                        334,616
Property, plant and equipment, net                                           69,469
Other assets                                                                 13,828
                                                                     ---------------
TOTAL                                                                      $417,913
                                                                     ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Amounts due banks                                                           $14,175
Accounts payable and accrued expenses                                       177,236
                                                                     ---------------
Total Current Liabilities                                                   191,411
Long-term debt                                                               17,114
Other liabilities                                                             1,799

Shareholders' equity                                                        207,589
                                                                     ---------------
TOTAL                                                                      $417,913
                                                                     ===============

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s performance. These statements are based on management’s estimates, assumptions and projections and are not guarantees of future performance. The Company assumes no obligation to update these statements. Actual results may differ materially from results expressed or implied in these statements as the result of risks, uncertainties and other factors including, but not limited to: (a) unanticipated variations in sales volume, (b) economic conditions and exchange rates, (c) actions by competitors, (d) the continuation of key vendor relationships, (e) the ability to maintain satisfactory loan agreements with lenders, (f) risks associated with the delivery of merchandise to customers utilizing common carriers, (g) the operation of the Company’s management information systems, and (h) unanticipated legal and administrative proceedings. Please refer to the Forward Looking Statements section contained in Item 7 of the Company’s Form 10-K for a more detailed explanation of the inherent limitations in such forward-looking statements.

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